UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41524
___________________________________

Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2024 Interim Results dated 25 July 2024

2024 Interim Results

Good overall operational and financial performance

Improving Organic Growth Performance in North America Pest business

Financial Results1	AER			CER
£m	H1 2024£m	H1 2023£m	Change%	H1 2024£m	H1 2023£m	Change%
Revenue	2,706	2,671	1.3%	2,756	2,650	4.0%
Adjusted EBITDA	611	602	1.5%
Adjusted Operating Profit	445	437	1.9%	455	434	4.7%
Adjusted Profit before Tax	383	377	1.8%	394	371	6.1%
Free Cash Flow	172	229	(24.9%)
Diluted Adjusted EPS	11.60p	11.41p

Statutory Results
Revenue	2,706	2,671	1.3%
Operating Profit	321	304	5.6%
Profit before Tax	253	240	5.6%
EPS	7.78p	7.35p
Dividend Per Share	3.16p	2.75p

Highlights (Unless otherwise stated, all financials are presented at constant exchange rates)

●	Revenue up 4.0% and up 1.3% on a statutory basis. Organic Revenue growth of 2.8%
●	Early progress in North America growth plan with 50bps quarter-on-quarter improvement in Pest Control services organic growth (1.0% in Q1, 1.5% in Q2). Positive movement in leading indicators:
	-	Stronger North American sales colleague retention, up c.4ppts
	-	Better Terminix brand favourability from our advertising campaign that delivered 685m views
	-	Improved inbound digital lead flow volumes, up each month in Q2
	-	Increased technician sales leads participation, up from c.50% to c.61.5%
	-	Total North America Organic Revenue up 1.3% in H1 with a drag from the products distribution business
-
Strong foundation laid for North America growth re-acceleration with more to do in lead quality, sales close rates and customer retention. To harness the growth opportunity $25m additional investment committed (c.$50m in total), including c.$15m P&L spend in FY 24

●	Good Organic Revenue growth of 4-6% in all other regions
●	Within Group business categories, Organic Pest Control up 2.2% (5.7% excluding North America), Hygiene and Wellbeing up 4.4%, France Workwear up 7.5%
●	Adjusted Operating Profit up 4.7% and Statutory Operating Profit up 5.6%. Group Adjusted Operating Margin up 10bps to 16.5%
	-	North America Adjusted Operating Margin up 10bps to 18.6%, slightly ahead of guidance
●	Terminix integration on plan with first branch integrations advancing. $162m gross and $105m net cost synergies delivered to date: $58m gross and $23m net in H1 24
●	Free Cash Flow of £172m impacted by working capital balances at period end, expected to unwind in H2
●	Dividend Per Share up 14.9%
●	Net Debt to EBITDA leverage flat at 2.8x, on track towards target range of 2-2.5x
●	23 acquisitions completed in H1 2024 with annualised revenues of c.£81m

Andy Ransom, Chief Executive of Rentokil Initial plc, said:

"We remain focused on our plans to create the world's leading pest control company. Our business continues to benefit from global operations in attractive, structural growth markets, enabling another good Group performance in the first half of the year, with Revenue up 4.0% and Adjusted Operating Profit up 4.7%. The North America integration has made strong progress, with the first branch integrations and synergies delivered firmly on track. We are focused on re-accelerating organic growth in the region. Four months into our new Right Way 2 plan, we are now beginning to see encouraging early signs of operational and financial improvement. Building on this foundation, we are making an additional $25m investment as we prioritise organic growth opportunities, alongside delivery of the integration. We look forward to further progress on these and continued good Group momentum in the second half of the year."

Full year outlook

We are encouraged by the positive quarterly momentum in our US pest control business in H1 and anticipate further improvement through H2. We continue to expect to grow Organic Revenue in North America within the guided 2-4% range for the full year, albeit at the lower end. We expect a net c.$15m (c.£12m) revision to Group Adjusted Operating Profit in the full year, which reflects, amongst other items, the additional growth investment in H2. Group Adjusted Operating Margin is expected to be marginally ahead of FY 23. Guidance for Adjusted Free Cash Flow conversion remains in the range of 80-90%, with further modest deleveraging of the balance sheet, as anticipated.

Enquiries:

Investors / Analysts:	Peter Russell	Rentokil Initial plc	07795 166506
Media:	Malcolm Padley	Rentokil Initial plc	07788 978199

A management presentation and Q&A for investors and analysts will be held today, 25 July at 9.15am at the Leonardo Royal Hotel, 45 Prescot Street, London E1 8GP. To register attendance please email investor@rentokil-initial.com. The event will also be available via a live audio webcast. Log in details will be provided on the Company's IR website (https://www.rentokil-initial.com/investors). A recording will be made available following the conclusion of the presentation.

Notes

1 Non-IFRS measures. This statement includes certain financial performance measures which are non-IFRS measures as defined under International Financial Reporting Standards (IFRS). These metrics include Adjusted Operating Profit, Adjusted Profit Before Tax, Adjusted Profit After Tax, Adjusted EBITDA, Adjusted Interest, Adjusted Earnings Per Share, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, Adjusted Effective Tax Rate and Organic Revenue. Management believes these measures provide valuable additional information for users of the financial statements in order to understand the underlying trading performance. Adjusted Operating Profit represents the performance of the continuing operations of the Group (including acquisitions), and enables the users of the accounts to focus on the performance of the businesses retained by the Group, and that will therefore contribute to the future performance. Adjusted Operating Profit and Adjusted profit before tax exclude certain items that could distort the underlying trading performance. Revenue and Adjusted Operating Profit are presented at CER unless otherwise stated. An explanation of all the above non-IFRS measures used along with reconciliation from the nearest IFRS measures is provided in note 14 to the financial statements.
AER - actual exchange rates; CER - constant 2023 exchange rates
This announcement contains statements that are, or may be, forward-looking regarding the Group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements. Forward-looking statements speak only as of the date they are made and no representation or warranty, whether expressed or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company's legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this announcement relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this announcement should be construed as a profit forecast.

Summary of financial performance (at CER)

Regional Performance
	Revenue			Adjusted Operating Profit
	H1 2024£m	H1 2023£m	Change%	H1 2024£m	H1 2023£m	Change%
North America	1,662	1,643	1.1%	310	304	1.8%
Pest Control	1,614	1,598	1.0%	304	300	1.1%
Hygiene & Wellbeing	48	45	7.6%	6	4	51.5%

Europe (inc LATAM)	562	525	7.0%	106	97	9.1%
Pest Control	269	249	8.0%	61	57	6.9%
Hygiene & Wellbeing	177	168	5.2%	25	22	14.4%
France Workwear	116	108	7.5%	20	18	9.4%

UK & Sub Saharan Africa	213	189	13.2%	49	45	9.3%
Pest Control	101	96	5.2%	26	25	3.6%
Hygiene & Wellbeing	112	93	21.4%	23	20	16.6%

Asia & MENAT	178	165	7.5%	24	22	1.7%
Pest Control	133	121	9.2%	18	17	1.6%
Hygiene & Wellbeing	45	44	2.7%	6	5	2.2%

Pacific	135	123	10.4%	29	29	5.0%
Pest Control	69	62	12.6%	12	12	3.7%
Hygiene & Wellbeing	66	61	8.1%	17	17	5.9%

Central	6	5	8.0%	(61)	(58)	(5.5%)
Restructuring costs	-	-	-	(2)	(5)	66.6%
Total at CER	2,756	2,650	4.0%	455	434	4.7%
Total at AER	2,706	2,671	1.3%	445	437	1.9%

Business Category Performance
	Revenue			Adjusted Operating Profit
	H1 2024£m	H1 2023£m	Change%	H1 2024£m	H1 2023£m	Change%
Pest Control	2,186	2,126	2.8%	421	411	2.2%
Hygiene & Wellbeing	448	411	9.3%	77	68	14.3%
France Workwear	116	108	7.5%	20	18	9.4%
Central	6	5	8.0%	(61)	(58)	(5.5%)
Restructuring costs	-	-	-	(2)	(5)	66.6%
Total at CER	2,756	2,650	4.0%	455	434	4.7%
Total at AER	2,706	2,671	1.3%	445	437	1.9%

Group Overview
In order to help understand the underlying trading performance, unless otherwise stated, the figures below are presented at constant exchange rates.

Revenue
The Group delivered good topline momentum in H1, with Revenue rising 4.0% to £2,756m and Organic Revenue up 2.8%. Revenue was up 1.3% on a statutory basis to £2,706m at AER. Total Revenue growth in North America was up 1.1% (Organic Revenue +1.3%). There has been good early progress in our North America growth plan with 50bps quarter-on-quarter improvement in Pest Control services Organic Revenue growth (1.0% in Q1, 1.5% in Q2). Europe (inc. LATAM), the Group's second largest region, delivered a 7.0% increase in Revenue. Revenue in the UK & Sub Saharan Africa was up 13.2%, the Pacific region increased by 10.4%, while Asia & MENAT was up 7.5%.

Our Pest Control category grew Revenue by 2.8% (2.2% Organic) to £2,186m, underpinned by continued effective pricing. Hygiene & Wellbeing Revenue increased by 9.3% (4.4% Organic) to £448m, led in general by resilient demand for washroom services. There was a continued strong contribution from our France Workwear business with Revenue up by 7.5% to £116m (7.5% Organic).

Profit
Adjusted Operating Profit rose by 4.7% during the first six months to £455m, reflecting the benefit of topline growth across all major regions and categories, in addition to ongoing capture of synergies from the Terminix transaction. Group Adjusted Operating Margin was up slightly to 16.5% (H1 23: 16.4%). Gross synergies from the Terminix integration contributed 170bps to Group margin and there was a 100bps reduction from investments including 60bps from the additional marketing investment. Statutory Operating Profit at AER was up 5.6% to £321m. We have continued to deliver on our strategy of driving density improvements including through M&A integration to create long-term efficiencies. Within business categories, Adjusted Operating Margin for Pest Control was down modestly by 10bps year on year to 19.2% (H1 23: 19.3%). Hygiene & Wellbeing Adjusted Operating Margin increased by 80bps year-on-year to 17.2% (H1 23: 16.4%). France Workwear Adjusted Operating Margin increased by 30bps year on year to 17.2% (H1 23: 16.9%).

Adjusted Profit before Tax (at AER) of £383m, which excludes one-off and adjusting items and amortisation costs, increased by 1.8%. Adjusted interest of £66m at actual exchange rates was £1m lower year on year. One-off and adjusting items (operating) at AER of £37m includes £31m of integration costs related to the Terminix acquisition ("Costs to Achieve") and £6m of other M&A costs. Statutory Profit before Tax at AER was £253m, an increase of 5.6% on the prior year (H1 23: £240m).

Cash (at AER)
Net cash flows from operating activities decreased 7.5% to £307m. Free Cash Flow of £172m was £57m lower than in H1 23. Adjusted EBITDA was £611m, up 1.5% versus the prior year. One-off and adjusting items (non-cash) of £4m (H1 23: £32m).

The Group had a £97m working capital outflow in the first six months of the year resulting from a slightly softer debtors' performance and improved supplier payment processing at the end of H1. These in-period outputs have no impact on the FY cash outlook. Previous FY 24 expectations for working capital and cash generation remain unchanged. Capital expenditure of £105m was incurred in the period (H1 23: £102m), reflecting organic growth.

Cash interest payments of £104m were £10m lower than in the prior year due to higher interest received on deposits. For some of our bonds we pay a full year of cash interest in H1 versus a P&L charge across the year, reducing cash conversion in the first half by c.10%.

Cash tax payments for the period were £31m, a decrease of £27m compared with the corresponding period in 2023. This was due to prior year one-off tax payments, as well as H1 24 one-off US tax refunds mainly related to the Terminix acquisition. FY 24 cash tax guidance has been improved to reflect the one-time receipt of less than £10m that will not repeat in 2025. Adjusted Free Cash Flow Conversion was 62.2%.

Regional performance review
Due to the international nature of the Group, foreign exchange movements can have a significant impact on regional performance. Unless otherwise stated, percentage movements in Revenue and Adjusted Operating Profit are presented at constant exchange rates.

North America

	H1 24AER£m	AERGrowth	H1 24CER£m	CERGrowth	Organic Growth
Revenue	1,632	(1.3%)	1,662	1.1%	1.3%
Operating Profit	243	1.4%	248	3.9%
Adjusted Operating Profit	304	(0.6%)	310	1.8%
Adjusted Operating Margin	18.6%	0.1%	18.6%	0.1%

In North America, Revenue was up 1.1%, with Organic Revenue up 1.3%. Organic Revenue growth in Pest Control Services for our commercial, residential, and termite customers was 1.3%, with positive quarterly momentum (1.5% in Q2, 1.0% in Q1). Good growth in sales of core pest (rodents and insects) was offset by lower termite and bed bug sales. As a result of our brand and marketing initiatives, we saw an improvement in in-bound lead volumes, both from the market and from our technicians. The average value of those leads was marginally down, as was the sales conversion rate. The positive trend in Pest Control services was offset by a weaker Q2 performance in the products distribution business. This was due to some customer inventory loading in 2023  creating very strong prior year comparatives. Organic Revenue growth for the Pest Control category overall was 1.1%. The underlying Pest Control contract portfolio grew more than 2% in Q2.

Adjusted Operating Profit improved by 1.8% in North America. Statutory Operating Profit was up 1.4% to £243m at AER. Good price realisation has continued to successfully offset inflationary pressures. Adjusted Operating Margin in North America was slightly up year on year at 18.6% (H1 23: 18.5%), versus flat guidance for the period.

Total North America colleague retention increased 2.6ppts to 77.8% (FY 23: 75.2%), driven by improvement in retention of both technician and sales colleague roles. Terminix colleague retention has seen continued improvement, up to 73.1% (FY 23: 69.7%). Branch manager retention in H1 was 97.5% (FY 23: 89.0%). The Group continued to make investments in being an Employer of Choice, including a revised Terminix compensation plan to be implemented for new sales colleagues that will afford more training time and end 100% commission contracts for new colleagues. We are seeing ongoing success with our recruiting and onboarding initiatives. Customer retention in North America was stable across the half year at 79.8% (FY 23: 79.5%).

Update on Right Way 2 Growth Plan

We exited the first quarter of the year with a set of targeted growth priorities as laid out in our full year results in March 2024. We have laid the foundations to support our ambition to re-accelerate growth, and are focused on delivering the work we planned against these transformational areas.

●
People and Service. Good ongoing progress has been achieved on colleague retention, with more training and support. Service colleague retention increased to 74.3% (FY 23: 71.8%). Our renewed focus on sales colleague retention in the period led to a 3.8ppts increase to 70.2% (FY 23: 66.4%). This included an improvement in new sales colleague retention, especially at Terminix, supported by the implementation of standardised talent acquisition and onboarding processes. These trends are expected to have a positive impact on leads-to-sales conversion rates over time as colleagues with more than one year service time are typically about 50% more effective.

●
Brand Advantage. Our New 'Terminix It' brand campaign has been well received by target customers. The brand campaign, launched in mid-March, was built to peak levels in H1, resulting in 685m views by 96m people. This has delivered improved ratings in brand favourability. In Q2 there was a 29% increase in Terminix branded searches on Google and 26% increase in sales lead forms completed on Terminix.com from direct traffic.

●
Customer Acquisition. In digital marketing we've been focused on optimising the process to increase lead volume and improve lead quality. Sales leads in the channel from new customers have shown signs of promise, starting in April with year-on-year inbound lead growth and the trend continuing in May and June. This is our best performance since August 2023.

●
Technician Leads. Our 'Trusted Advisor' programme is making a positive contribution to our sales performance, as we seek to drive up the volume, value and conversion rate of technician leads. In H1 technician leads participation rates increased by 11.5ppts to c.61.5%, supported by in-market training, process upgrades and performance dashboards.

●
Sales efficiency and Pricing. Improved sales efficiency remains an area of opportunity. To improve sales conversion rates we are adding new dedicated sales area managers and driving improvement in the sales response time from initial customer contact. In H1 the work order completion rate exceeded its target of 97%. Our pricing discipline also remains strong, and we are on track to deliver target price increases through 2024.

Additional Investment for Growth

In H1, we spent approximately $21m of the $25m allocated to target growth initiatives including digital search, web content, social platform optimisation and brand advertising. Many of these elements are showing positive signs. However, there is more to do to here, in addition to opportunities in the areas of sales close rates and customer retention. We plan to build on current activities and learnings to both increase new customer acquisition and ensure we maximise the value of our existing base.

We are therefore investing further into growth by committing an additional $25m, including c.$15m P&L spend in FY 24. Specifically, we are scaling up spend on paid search, on brand advertising, on sales capability including new areas sales managers, and importantly on customer retention initiatives. This will be funded through the reinvestment of gross cost synergies realised in the Terminix integration programme. In addition, we are also redirecting some of the capability freed up from the completion of branch integration preparation to support growth, as well as back-office efficiency initiatives. Alongside driving customer acquisition through digital channels, we will focus on the customer experience and the growth opportunity from higher customer retention, recognising that a one percentage point increase in customer retention on a full year basis delivers c.$27m in Organic Revenue. In H1 we launched a new quality control programme (CSQP) to bring more consistency to the customer experience. We are also expanding the Customer Saves team with 40 new colleagues and enhancing our marketing efforts geared towards at-risk customers. We will also be increasing our use of data to identify and address customer friction points.

Paragon Distribution Business

Following notification at the Preliminary Results in March, the small Paragon distribution business was closed with effect from 1 April 2024, with a correspondent reduction in North America regional Revenue and Adjusted Operating Profit in 2024 of approximately $65m and $4m respectively. This closure has been treated as the closure of a business line and therefore excluded from current and prior year's revenue for the calculation of organic growth from April 1 in each year.

Europe (incl. LATAM)

	H1 24AER£m	AERGrowth	H1 24CER£m	CERGrowth	Organic Growth
Revenue	551	4.0%	562	7.0%	5.8%
Operating Profit	88	9.0%	90	9.2%
Adjusted Operating Profit	104	6.1%	106	9.1%
Adjusted Operating Margin	18.8%	0.4%	18.9%	0.4%

The region enjoyed another period of strong revenue performance, with Revenue up by 7.0% in the first six months of the year to £562m. The business delivered Organic Revenue growth of 5.8%, driven by both effective price increases and resilience in overall demand. Revenue growth in Pest Control was 8.0%, with a strong contribution from larger markets like Germany and Italy (which both delivered double-digit Organic Revenue growth), and Benelux. Hygiene & Wellbeing grew Revenue by 5.2% in the period led by good momentum in the Enhanced Environments business where there was an improved performance in Specialist Hygiene and the Cleanroom business. France Workwear, which continues to benefit from strong pricing, delivered Revenue growth of 7.5%.

Adjusted Operating Profit in the region grew by 9.1% to £106m. Statutory Operating Profit was up 9.0% to £88m at AER. Adjusted Operating Margin increased by 40 bps to 18.9%. Margin improvement has been underpinned by the Hygiene & Wellbeing category, mainly in the core Hygiene business where France and Italy have contributed strongly, and also in Cleanroom where higher volumes at good margins have led to improved overhead recovery. While there have been ongoing inflationary pressures throughout the period, we continue to be successful at mitigating the impact of inflation on margin with pass-through pricing.

Customer retention has remained very strong, up further to 88.5% (FY 23: 88.4%.) Colleague retention rates in the region are excellent, up to 90.7% (FY 23: 90.4%). Alongside this, time to hire has improved month-by-month.

UK & Sub-Saharan Africa

	H1 24AER£m	AERGrowth	H1 24CER£m	CERGrowth	Organic Growth
Revenue	213	12.2%	213	13.2%	5.1%
Operating Profit	45	11.7%	45	12.6%
Adjusted Operating Profit	49	8.4%	49	9.3%
Adjusted Operating Margin	23.0%	(0.9%)	23.0%	(0.9%)

The region delivered a strong trading performance against a challenging macro backdrop. Overall, Revenue for UK & Sub-Saharan Africa increased by 13.2% to £213m with a positive contribution from both business categories, Pest Control and Hygiene & Wellbeing. Organic Revenue growth was up 5.1%. Pest Control Revenue was up 5.2% to £101m. Hygiene & Wellbeing Revenue increased 21.4% to £112m.

Adjusted Operating Profit was up 9.3% to £49m. Statutory Operating Profit was up 11.7% to £45m at AER. Adjusted Operating Margin remains strong at 23.0%, despite a slight reduction of 90bps in the period, due to upfront short term dilution from bolt-on M&A activity. The margin performance has been underpinned by the UK's regional service performance (State of Service) reaching an all-time high, reflected in an excellent Net Promoter Score of 70%. This also sustained the region's strong customer retention rate of 86.4% (FY 23: 86.9%). The period saw an acceleration in the UK's innovation programme with a further increase in the proportion of sales derived from new service lines. In the UK Pest Control business, the strategic transition to digitally connected solutions means over 100,000 devices are now serviced via the PestConnect system. These strong service levels and service differentiation continue to complement our pricing control systems and processes, which have mitigated the ongoing heightened cost inflation pressure.

Skill and resource constraints in the marketplace have been mitigated by ongoing investment in our internal colleague development programme and apprentice scheme, with Rentokil Initial remaining one of the leading apprentice employers in the UK. Colleague retention in the region is 84.4%, up 1.0ppts.

Asia & MENAT

	H1 24AER£m	AERGrowth	H1 24CER£m	CERGrowth	Organic Growth
Revenue	172	2.2%	178	7.5%	4.7%
Operating Profit	17	(3.6%)	18	1.6%
Adjusted Operating Profit	22	(3.4%)	24	1.7%
Adjusted Operating Margin	13.0%	(0.7%)	13.0%	(0.7%)

Asia & MENAT delivered a good performance in the first six months of 2024. Revenue rose by 7.5%, of which 4.7% was organic, underpinned by contractual activity. The positive performance was led by the Pest Control business and the region's largest markets, including India and Indonesia. This was partially offset by slower growth in Malaysia (lower one-time job work yet good growth in contract revenue) and Hong Kong, which continued to be impacted by macro events.

Adjusted Operating Profit in the region increased 1.7% to £24m. Adjusted Operating Margin was modestly down by 70 bps to 13.0%, as a result of additional growth investment in Singapore and Hong Kong. Pricing continued to improve, supporting margin expansion in the growth markets of India and Indonesia. Operating Profit was down 3.6% to £17m at AER. Customer retention was up to 80.4% (FY 23: 78.7%). Regional operations have benefited from a sustained high colleague retention rate, up further in the period to 93.5% (FY 23: 92.0%).

Pacific

	H1 24AER£m	AERGrowth	H1 24CER£m	CERGrowth	Organic Growth
Revenue	132	5.8%	135	10.4%	4.1%
Operating Profit	25	(2.5%)	25	1.7%
Adjusted Operating Profit	29	0.6%	29	5.0%
Adjusted Operating Margin	21.8%	(1.1%)	21.8%	(1.1%)

The Pacific region overall delivered a good first half performance. Revenue was up by 10.4% to £135m. Organic Revenue grew 4.1%. Pest Control delivered 12.6% Revenue growth, led by continued momentum in contractual work and despite an impact from weather on the rural and track spray operations. Hygiene & Wellbeing Revenue growth was 8.1%. The region saw strong demand for Ambius services.

Adjusted Operating Profit in the Pacific grew by 5.0% to £29m while Adjusted Operating Margin was 21.8%, impacted by phasing in rural pest control. Operating Profit was down 2.5% to £25m at AER. The customer retention rate remained strong at 85.7% (FY 23: 86.5%). Colleague retention in the region is 79.1% (FY 23: 77.5%), amid continued tight labour markets.

Category performance review

Pest Control

	H1 24AER£m	AERGrowth	H1 24CER£m	CERGrowth	Organic Growth
Revenue	2,146	0.1%	2,186	2.8%	2.2%
Operating Profit	328	1.9%	334	3.8%
Adjusted Operating Profit	410	(0.4%)	421	2.2%
Adjusted Operating Margin	19.2%	(0.1%)	19.2%	(0.1%)

Our Pest Control business, now including Terminix, is the largest operator in both the US, the world's biggest pest control market, and the world overall. Revenue was up by 2.8% to £2,186m, benefiting from Organic Revenue growth of 2.2% and continued bolt-on M&A. Performance has been underpinned by both pricing and volumes, led by the Commercial Pest Control business, which has a high proportion of contractual activity. Pest Control Revenue in North America at £1,614m was up 1.0%, while Revenue in the rest of the world at £572m was up 8.3%.

Adjusted Operating Profit was up by 2.2% to £421m while Adjusted Operating Margin was down slightly by 10bps to 19.2%. Operating Profit was up by 1.9% to £328m at AER.

Hygiene & Wellbeing

	H1 24AER£m	AERGrowth	H1 24CER£m	CERGrowth	Organic Growth
Revenue	440	6.3%	448	9.3%	4.4%
Operating Profit	71	10.2%	72	13.5%
Adjusted Operating Profit	78	11.1%	77	14.3%
Adjusted Operating Margin	17.2%	0.8%	17.2%	0.8%

Rentokil Initial offers a wide range of hygiene and wellbeing services. Inside the washroom we provide hand hygiene (soaps and driers), air care, in-cubicle (feminine hygiene units), no-touch products and digital hygiene services. In addition to core washroom hygiene, we deliver specialist hygiene services such as clinical waste management. We're also improving the customer experience through premium scenting, plants, air quality monitoring and green walls. Customer sectors range from public sector (schools, government buildings) and facilities management through to hotels, bars and restaurants, industrials and retail.

Hygiene & Wellbeing Revenue increased by 9.3% to £448m, driven by supportive pricing and resilient demand. Overall, Organic Revenue growth was 4.4%, with core washrooms up 3.8% and premises and enhanced environments up 6.5%. Adjusted Operating Profit was up by 14.3% to £77m and Adjusted Operating Margin increased by 80bps to 17.2%. Operating Profit was up by 10.2% to £71m at AER.

France Workwear

	H1 24AER£m	AERGrowth	H1 24CER£m	CERGrowth	Organic Growth
Revenue	114	5.1%	116	7.5%	7.5%
Operating Profit	19	8.1%	20	10.6%
Adjusted Operating Profit	20	7.0%	20	9.4%
Adjusted Operating Margin	17.2%	0.3%	17.2%	0.3%

The France Workwear business made another strong contribution with Revenue, all of which was organic, up by 7.5% to £116m. High customer retention of over 94.4% supported France Workwear's continued good volumes. Inflation was successfully mitigated with price increases. Adjusted Operating Profit increased by 9.4% to £20m and Adjusted Operating Margin increased by 30bps to 17.2%. Operating Profit was up by 8.1% to £19m at AER.

Integration of Terminix

Phase 2 - preparation of branch integrations - completed in H1

We remain firmly on course to deliver the benefits of the Terminix deal. In the first six months of the year, we successfully delivered on the legal, IT and operational goals previously articulated.

●	Finalised merger of the legal entity, enabling branch integrations and unified contracts.
●	Developed 22 systems with over 190 features to enable integrations to commence in June - all successfully tested and deployed.
●	Harmonised multiple business processes, contracts and applications to support cost synergy delivery.
●	Designed and rolled out harmonised pay plans for field leadership as well as the National Account sales team.
●	Established aligned technician pay plans to enable harmonisation at re-route state of each local integration.
●	Harmonised all pest service lines of business and established a central product and pricing tool.
●	Launched consistent training and development plans for all sales and operations colleagues.
●	Rolled out upgraded and harmonised procurement tools.
●	Established shared reporting and KPIs for field leadership.
●	Launched a shared HR information system and harmonised policies.
●	Updated financial systems to provide a shared view of financials for management growth and reporting.
●	Upgraded IT security for global standard adherence.

Phase 3 - branch integrations - launched on schedule in June

Phase 3 of our integration is focused on the migration of Terminix branches. We are taking a methodical and disciplined approach, aided by a fully comprehensive execution plan and playbook. The first branch integrations have taken place and, following extensive planning and testing, these branches are now operating on standard systems, data and processes.

●	9 branches, 160 technicians, c.10,500 Commercial customer locations, c.20,000 Residential customer locations, c.2000 National Accounts. Combined revenues of c.$37m
●	A single set of systems working well
●	100% of colleague and customer data ported across
●	100% of work orders completed by technicians
At these branches, sales lead flow is functioning well. While we initially experienced a brief initial uptick in the level of communications from customers, these returned to pre-integration levels within a few days. Technician and sales colleague retention rates remain good. Currently, over 40% of our total North America service technicians are now on the new PestPac system, and we expect this to reach over 50% by the end of 2024.

We have seven pest control regions in the US and each integration will be executed over approximately 10 months in total from planning to rerouting. Following the migration of branch systems and data, there follows a three-month period of evaluation leading up to the final part of the branch integration when branding, rerouting and the technician and sales pay plans are standardised. We expect this final part of the integration process to start in the first branches in Q4 2024. There will be extensive communications throughout the process for colleagues, including around the new pay plans, which will eliminate 100% commission-only contracts for new sales colleagues and provide multiple opportunities to boost overall pay.

In H2, we plan to migrate over 25% of Terminix branches, revenue, and service and sales colleagues onto the new PestPac platform.

Branch and Brand Strategies

The Group has a strong track record globally, including in the US, of combining branch properties as part of its well established bolt-on programme and we are confident in our ability to leverage that experience and expertise. In H1, we continued to co-locate teams ahead of integration. We exited an additional 33 properties in the period (c.75 properties to be exited in FY 2024). Our US branch network strategy is to move from the original count of more than 600 total branches to an end state of approximately 400 optimally located and sized branches. Our focus is on increasing the size of sub-scale branches (operating at below $3m revenue) to provide greater overall scale and density. There will be limited change to medium ($6m-$9m annual revenue) and large (above $9m annual revenue) branches. The strategy is implemented in the knowledge that organic growth rates at our large and small branches have historically been similar, and with the significant opportunity that the improved route density will deliver margin expansion.

At branch level, the service role will remain largely unaffected, since technicians typically only visit the physical branch 3-4 times per month. There will be no change to the span of control (number of direct reports a supervisor is responsible for). Many branches will benefit from the introduction of sales managers, enabling a greater focus on sales teams and additional capacity for branch managers to attend to customers and other service responsibilities.

Linked to the route integration is the brand strategy that will deliver a combination of national, regional and local brands. As a leading brand for commercial pest control in the US, 'Rentokil' will be retained as the brand identity for large commercial and national accounts. The 'Terminix' brand name will be used for US residential, termite and SME business. The Terminix national brand, for example, will be accompanied by the continued use of a number of large regional and local brands, such as Western Exterminator and Ehrlich (to be co-branded Terminix Western and Terminix Ehrlich). This streamlined brand portfolio will enable greater focus and targeted investment.

Synergy Delivery

There has been strong delivery on cost synergies in H1 24 with $58m of pre-tax P&L gross cost synergies and $23m of net synergies achieved. This takes the cumulative P&L benefit from gross and net synergies to $162m and $105m respectively since completion of the transaction. Terminix integration Costs to Achieve in FY 24 are lowered by c.$10m to $80-$90m (previously c.$90m-$100m).

	Achieved	Incremental P&L Impact
	2022-23	H1 Actual	H2 Forecast	FY 2024
Gross Synergies	$104m	$58m	$54m	$112m
Investments	-$22m	-$35m	-$52m	-$87m
Net Synergies	$82m	$23m	$2m	$25m

Continued strength of bolt-on M&A
In the first half of the year, we acquired a total of 23 new businesses, comprising 16 in Pest Control and 7 in Hygiene & Wellbeing. A total consideration of £112m was agreed for these acquired businesses with total annualised revenues of £81m in the year prior to purchase.

Our pipeline of prospects remains strong. As we integrate Terminix, we continue to selectively pursue high quality M&A assets. We slightly revise our guidance on M&A spend for the full year to £200-£250m.

Business Category	# Acquisitions	Annualised Revenue (£m)
Pest Control	16	36
Hygiene & Wellbeing	7	45
Total	23	81

Region	# Acquisitions	Annualised Revenue (£m)
North America	9	22
Europe incl. LATAM	8	13
UK & SSA	1	30
Asia & MENAT	3	11
Pacific	2	5

Employer of Choice
Rentokil Initial is committed to being a world-class Employer of Choice, with colleague safety and the attraction, recruitment and retention of the best people from the widest possible pool of talent, being key business objectives globally. As an organisation, we strongly believe that creating a diverse and inclusive workforce that reflects the business environment in which we operate will increase colleague engagement and customer satisfaction, as well as drive increased innovation, enhance our reputation and therefore boost our financial performance.

We continue to see good results from our sustained investment in recruitment and training. Total Group colleague retention continued to rise at 85.9% (FY 23: 84.2%). Service colleague retention increased to 84.9% (FY 23: 83.3%), while sales colleague retention improved to 80.0% (FY 23: 77.4%). Regionally, Europe and Asia held retention rates above 90%. Our North American region increased colleague retention by 2.6ppts to 77.8%. This has been achieved through a wide-ranging programme including an enhanced new hire and onboarding experience, and additional mentoring resources.

Innovation and Technology
The Company's investment in innovation and technology continues to drive profitable growth in the business. It strengthens our brand and cements our leadership position, enabling us to provide enhanced service to customers and target key growth sectors, while lowering our operating costs and improving our sustainability credentials.

In the first half of the year, we rolled out an additional 75,000 units of our award-winning PestConnect solution, which provides a real-time, early warning digital system for monitoring and controlling rodents. We now have 440,000 units in operation, and twelve countries where more than 10% of the commercial portfolio benefits from connected devices. The PestConnect product range has also been expanded in H1 2024 with the introduction of Radar X for businesses. This is our most sustainable connected device to date, using carbon dioxide gas rather than rodenticides and benefiting from a longer battery life and more recyclable parts. Also in the period, having completed extensive laboratory and field testing, we launched our AI smart camera technology, following development of an AI algorithm for the specific needs of rodent identification.

North America Innovation Centre

In June 2024, the Group opened its first dedicated pest control innovation centre in the US based in Dallas, Texas. The centre will focus on innovation and technology for the residential, termite and mosquito sectors. Housing a combination of entomologists, vector scientists, fumigation chemists and residential product owners, it will conduct research aimed at providing transformative solutions to pest control challenges, as well as delivering training for frontline colleagues.

Financial review

Central and regional overheads

Central and regional overheads of £61m at CER (and AER) were up £3m on the prior year (H1 23: £58m at CER and AER).

Interest (at AER)

Adjusted interest of £66m at actual exchange rates was £1m lower year on year.

Tax

The income tax charge for the period at actual exchange rates was £57m on the reported profit before tax of £253m, giving an effective tax rate (ETR) of 22.5% (H1 23: 22.9%). The Group's ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for H1 24 was 23.5% (H1 23: 23.4%). This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (H1 23: 25.0%).

Net debt and cash flow

£m at actual exchange rates	Year to Date
	H1 2024 £m	H1 2023 £m	Change £m
Adjusted Operating Profit	445	437	8
Depreciation	153	147	6
Other	13	18	(5)
Adjusted EBITDA	611	602	9
One-off and adjusting items (non-cash)	4	32	(28)
Working capital	(97)	(26)	(71)
Movement on provisions	(35)	(26)	(9)
Capex - additions	(105)	(102)	(3)
Capex - disposals	1	2	(1)
Capital of lease payments and initial direct costs incurred	(72)	(81)	9
Interest	(104)	(114)	10
Tax	(31)	(58)	27
Free Cash Flow	172	229	(57)
Acquisitions	(76)	(175)	99
Dividends	(149)	(131)	(18)
Cash impact of one-off and adjusting items	(41)	(78)	37
Other	-	(1)	1
Debt related cash flows:
Cash outflow on settlement of debt related foreign exchange forward contracts	(6)	(3)	(3)
Debt repayments	(4)	-	(4)
Debt related cash flows	(10)	(3)	(7)

Net decrease in cash and cash equivalents	(104)	(159)	55
Cash and cash equivalents at the beginning of the year	832	879	(47)
Exchange losses on cash and cash equivalents	(12)	(22)	10
Cash and cash equivalents at end of the financial period	716	698	18

Net decrease in cash and cash equivalents	(104)	(159)	55
Debt related cash flows	10	3	7
IFRS 16 liability movement	(1)	(7)	6
Debt acquired	(4)	18	(22)
Bond interest accrual	35	35	-
Foreign exchange translation and other items	(12)	136	(148)
(Increase)/decrease in net debt	(76)	26	(102)
Opening net debt	(3,146)	(3,296)	150
Closing net debt	(3,222)	(3,270)	48

Net cash flows from operating activities decreased 7.5% to £307m. Free Cash Flow of £172m was £57m lower than in H1 23. Adjusted EBITDA was £611m, up 1.5% versus the prior year. One-off and adjusting items (non-cash) were £4m (H1 23: £32m).

The Group had a £97m working capital outflow in the first six months of the year resulting from a slightly softer debtors' performance and improved supplier payment processing at the end of H1. These in-period outputs have no impact on the FY cash outlook. Previous FY 24 expectations for working capital and cash generation remain unchanged. Capital expenditure of £105m was incurred in the period (H1 23: £102m), reflecting organic growth.

Cash interest payments of £104m were £10m lower than in the prior year due to higher interest received on deposits. For some of our bonds we pay a full year of cash interest in H1 versus a P&L charge across the year resulting in weaker cash conversion in the first half.

Cash tax payments for the period were £31m, a decrease of £27m compared with the corresponding period in 2023. This was due to prior year one-off tax payments, as well as H1 24 one-off US tax refunds mainly related to the Terminix acquisition. FY 24 cash tax guidance has been improved to reflect the one-time receipt of less than £10m that will not repeat in 2025. Adjusted Free Cash Flow Conversion was 62.2%.

Cash spend in H1 on current and prior year acquisitions was £76m, dividend payments were £149m and the cash impact of one-off and adjusting items was £41m (largely related to the Terminix acquisition). Overall, this led to a change in net debt of £76m and closing net debt of £3,222m.

Going concern

The Board continues to adopt the going concern basis in preparing the accounts on the basis that the Group's strong liquidity position and its demonstrated ability to manage the level of capital expenditure, dividends or expenditure on bolt-on acquisitions are sufficient to meet the Group's forecast funding needs, including those modelled in a severe but plausible downside case.

Funding

As at 30 June 2024, the Group had liquidity headroom in the region of £1,493m, including £791m ($1bn) of undrawn revolving credit facility (RCF), with a maturity date of October 2028. The net debt to Adjusted EBITDA ratio was 2.6x at 30 June 2024 (31 December 2023: 2.6x). The net debt to EBITDA ratio was 2.8x at 30 June 2024 (31 December 2023: 2.8x). The interest rate on approximately 81% of the Group's debt including leases is fixed. The Group's €400m bond matures in November 2024 and given the current level of headroom, the Group retains optionality around the timing of the refinancing.

Dividend

The directors have declared an interim dividend payment of 3.16p per share amounting to £80m payable on 16 September 2024 to shareholders on the register at close of business on 9 August 2024. The last day for DRIP elections is 23 August 2024. The Company has a progressive dividend policy and will consider the level of growth for 2024 based on the year-end results. These interim financial statements do not reflect this dividend payable.

Termite Warranty Claims

Further good progress has been made in the period on termite warranty claim volumes. Total filed warranty claims reduced by 6% on the prior year. Open warranty claims further reduced by 16% on the prior year. There has also been a significant 75% year-on-year reduction in complex litigated damage claims filed. Rolling average settled claims costs for legacy customers have increased by c.11% since 31 December 2023 as a result of the continued clear down of legacy claims weighing on the average of an ever smaller claims population.

Change of Presentation Currency

The Group has used British Pound Sterling (GBP) as its presentation currency since inception. As a result of the acquisition of Terminix, the US represents c.60% of Group Revenue and c.67% of Adjusted Operating Profit. We therefore plan to change our Presentation Currency to United States Dollars (USD) for all reporting periods starting from 1 January 2025. We commenced a project in H2 2023 to recalculate the impact of FX for USD reporting back to the transfer to IFRS in 2004. During H1 2024 we have completed key upgrades to the Group consolidation system. Final upgrades and sign off will occur in H2 2024 to support USD based planning processes for 2025. We plan to provide USD comparatives for Key Financial Statements and support for modelling from Annual Results reporting in 2025.

Listing

The Board is focused on ensuring the Group delivers attractive shareholder returns by driving Organic Revenue growth, realising cost efficiency and providing capital discipline. In the near-term we are committed to improving organic growth in our US Pest business, through executing our Right Way 2 Growth plan, and to successfully integrating Terminix and Rentokil in North America. Going forward, the Board will continue to keep the Group's listing structure under review to ensure that the strength of the Group's underlying financial performance and its prospects are appropriately valued.

Technical guidance update

Further operational progress is expected to offset increased FX headwinds. We expect a net c.$15m (c.£12m) revision to Group Adjusted Operating Profit in the full year, which reflects, amongst other items, the additional growth investment in H2.

Expected P&L Outcomes

Restructuring costs: £5m

One offs and Adjusting items excl. Terminix: £15m-£20m (previously c.£10m)

Terminix integration Costs to Achieve*: $80m-$90m (previously c.$90m-$100m)

Central and regional overheads, including Terminix related investments. £145m-£150m

P&L adjusted interest costs: c.£135m-£145m**, incl. £10m-£15m of hyperinflation (at AER)

Estimated Adjusted Effective Tax Rate: 24%-25% (previously 25%-26%)

Share of Profits from Associates: c.£8m-£10m

Impact of FX within range of -£30m to -£40m (previously -£25m to -£35m)***

Intangibles amortisation: £175m-£185m

Due to closure of the Paragon distribution business, North America regional Revenue and Adjusted Operating Profit in 2024 is reduced by approximately $65m and $4m respectively.

Expected Cash Outcomes

Overall one-off and adjusting items: c.£85m-£95m

Working Capital: c.£50m-£60m and c.£55m-£65m of provision payments

Capex excluding right of use (ROU) asset lease payments: £250m-£260m

Cash interest: c.£150m-£160m (previously c.£160m-£170m)

Cash tax payments: £115m-£125m

Anticipated spend on M&A in 2024 of £200m-£250m (previously c.£250m)

 * Reported as one-off and adjusting items and excluded from Adjusted Operating Profit and Adjusted PBTA

** Interest costs will be impacted by refinancing decision taken around the maturity of the €400m bond with a maturity date of November 2024

*** Based on maintenance of current FX rates. Each $0.01 movement in the USD/GBP exchange rate and €0.01 movement in the EUR/GBP exchange rate has a c.£5m and c.£2m impact respectively on annual Adjusted Operating Profit. All technical items above subject to FX.

Appendix 1

Summary of financial performance (at AER)

Regional Performance
	Revenue			Adjusted Operating Profit
	H1 2024£m	H1 2023£m	Change%	H1 2024£m	H1 2023£m	Change%
North America	1,632	1,654	(1.3%)	304	306	(0.6%)
Pest Control	1,585	1,609	(1.4%)	295	302	(2.3%)
Hygiene & Wellbeing	47	45	5.0%	9	4	120.9%

Europe (inc LATAM)	551	529	4.0%	104	97	6.1%
Pest Control	264	252	4.8%	60	57	4.1%
Hygiene & Wellbeing	173	169	2.1%	24	22	10.8%
France Workwear	114	108	5.1%	20	18	7.0%

UK & Sub Saharan Africa	213	190	12.2%	49	46	8.4%
Pest Control	101	97	4.3%	26	26	2.8%
Hygiene & Wellbeing	112	93	20.5%	23	20	15.7%

Asia & MENAT	172	168	2.2%	22	23	(3.4%)
Pest Control	128	123	3.9%	17	18	(3.5%)
Hygiene & Wellbeing	44	45	(2.5%)	5	5	(3.2%)

Pacific	132	125	5.8%	29	29	0.6%
Pest Control	68	63	8.0%	12	12	(0.6%)
Hygiene & Wellbeing	64	62	3.6%	17	17	1.5%

Central	6	5	8.0%	(61)	(58)	(5.1%)
Restructuring costs	-	-		(2)	(6)	70.4%
Total at AER	2,706	2,671	1.3%	445	437	1.9%
Total at CER	2,756	2,650	4.0%	455	434	4.7%

Business Category Performance

	Revenue			Adjusted Operating Profit
	H1 2024£m	H1 2023£m	Change%	H1 2024£m	H1 2023£m	Change%
Pest Control	2,146	2,144	0.1%	410	415	(0.4%)
Hygiene & Wellbeing	440	414	6.3%	78	68	11.1%
France Workwear	114	108	5.1%	20	18	7.0%
Central	6	5	8.0%	(61)	(58)	(5.1%)
Restructuring costs	-	-		(2)	(6)	70.4%
Total at AER	2,706	2,671	1.3%	445	437	1.9%
Total at CER	2,756	2,650	4.0%	455	434	4.7%

Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the period ended 30 June 2024

	Note	Unaudited 6 months to 30 June 2024 £m	Unaudited 6 months to 30 June 2023 £m
Revenue	4	2,706	2,671
Operating expenses		(2,360)	(2,354)
Net impairment losses on financial assets		(25)	(13)
Operating profit		321	304
Finance income		24	17
Finance cost		(96)	(88)
Share of profit from associates net of tax		4	7
Profit before income tax		253	240
Income tax expense1	5	(57)	(55)
Profit for the period		196	185
Profit for the period attributable to:
Equity holders of the Company		196	185
Non-controlling interests		-	-
Other comprehensive income:
Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		21	(341)
Net (loss)/gain on net investment hedge		(8)	49
Effective portion of changes in fair value of cash flow hedge		5	49
Cost of hedging		(2)	17
Tax related to items taken to other comprehensive income		2	2
Other comprehensive income for the period		18	(224)
Total comprehensive income for the period		214	(39)
Total comprehensive income for the period attributable to:
Equity holders of the Company		214	(39)
Non-controlling interests		-	-

Earnings per share attributable to the Company's equity holders:
Basic	7.78p	7.35p
Diluted	7.75p	7.31p

1. Taxation includes £57m (2023: £55m) in respect of overseas taxation.

All profit is from continuing operations.

The weighted average number of ordinary shares in issue is 2,521m (30 June 2023: 2,513m). For the diluted EPS calculation the adjustment for share options and LTIPs is 9m (30 June 2023: 14m).

Consolidated Balance Sheet

	Note	Unaudited At 30 June 2024 £m	Audited At 31 December 2023 £m
Assets
Non-current assets
Intangible assets		7,128	7,042
Property, plant and equipment		502	499
Right-of-use assets		457	452
Investments in associated undertakings		43	44
Other investments		21	21
Deferred tax assets	5	48	43
Contract costs		229	224
Retirement benefit assets		7	3
Trade and other receivables		49	45
Derivative financial instruments	10	18	57
		8,502	8,430
Current assets
Other investments		1	1
Inventories		204	207
Trade and other receivables		949	880
Current tax assets	5	9	33
Derivative financial instruments	10	10	14
Cash and cash equivalents		1,557	1,562
		2,730	2,697
Liabilities
Current liabilities
Trade and other payables		(1,145)	(1,144)
Current tax liabilities	5	(46)	(48)
Provisions for liabilities and charges	12	(68)	(94)
Bank and other short-term borrowings		(1,199)	(1,134)
Lease liabilities		(133)	(127)
Derivative financial instruments	10	(36)	(32)
		(2,627)	(2,579)
Net current assets		103	118
Non-current liabilities
Other payables		(82)	(71)
Bank and other long-term borrowings		(3,104)	(3,153)
Lease liabilities		(315)	(318)
Deferred tax liabilities	5	(534)	(517)
Retirement benefit obligations		(29)	(28)
Provisions for liabilities and charges	12	(357)	(357)
Derivative financial instruments	10	(21)	(16)
		(4,442)	(4,460)
Net assets		4,163	4,088
Equity
Capital and reserves attributable to the Company's equity holders
Share capital		25	25
Share premium		14	14
Other reserves		548	532
Retained earnings		3,577	3,518
		4,164	4,089
Non-controlling interests		(1)	(1)
Total equity		4,163	4,088

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
	Sharecapital£m	Sharepremium£m	Otherreserves£m	Retainedearnings£m	Non-controllinginterests£m	Totalequity£m
At 1 January 2023	25	9	763	3,302	(1)	4,098
Profit for the period	-	-	-	185	-	185
Other comprehensive income:
Net exchange adjustments offset in reserves	-	-	(341)	-	-	(341)
Net gain on net investment hedge	-	-	49	-	-	49
Net gain on cash flow hedge1	-	-	49	-	-	49
Cost of hedging	-	-	17	-	-	17
Tax related to items taken directly to other comprehensive income	-	-	-	2	-	2
Total comprehensive income for the period	-	-	(226)	187	-	(39)
Transactions with owners:
Gain on stock options	-	3	-	-	-	3
Dividends paid to equity shareholders	-	-	-	(131)	-	(131)
Cost of equity-settled share-based payment plans	-	-	-	14	-	14
Tax related to items taken directly to equity	-	-	-	4	-	4
Movement in the carrying value of put options	-	-	-	3	-	3
At 30 June 2023 (unaudited)	25	12	537	3,379	(1)	3,952
At 1 January 2024	25	14	532	3,518	(1)	4,088
Profit for the period	-	-	-	196	-	196
Other comprehensive income:
Net exchange adjustments offset in reserves	-	-	21	-	-	21
Net loss on net investment hedge	-	-	(8)	-	-	(8)
Net gain on cash flow hedge1	-	-	5	-	-	5
Cost of hedging	-	-	(2)	-	-	(2)
Tax related to items taken directly to other comprehensive income	-	-	-	2	-	2
Total comprehensive income for the period	-	-	16	198	-	214
Transactions with owners:
Dividends paid to equity shareholders	-	-	-	(149)	-	(149)
Cost of equity-settled share-based payment plans	-	-	-	11	-	11
Tax related to items taken directly to equity	-	-	-	(1)	-	(1)
At 30 June 2024 (unaudited)	25	14	548	3,577	(1)	4,163

1. £5m net gain on cash flow hedge (2023: £49m net gain) includes £36m loss (2023: £nil gain/loss) from the effective portion of changes in fair value offset by reclassification to the income statement of £41m loss (2023: £49m gain) due to changes in foreign exchange rates.

Shares of £nil (2023: £nil) have been netted against retained earnings. This represents 11.9m (2023: 14.5m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 30 June 2024 was £55m (2023: £89m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Consolidated Statement of Changes in Equity (continued)

Analysis of other reserves

	Capitalreductionreserve£m	Mergerreliefreserve£m	Cash flowhedgereserve£m	Translationreserve£m	Cost ofhedging£m	Total£m
At 1 January 2023	(1,723)	2,998	3	(511)	(4)	763
Net exchange adjustments offset in reserves	-	-	-	(341)	-	(341)
Net gain on net investment hedge	-	-	-	49	-	49
Net gain on cash flow hedge1	-	-	49	-	-	49
Cost of hedging	-	-	-	-	17	17
Total comprehensive income for the period	-	-	49	(292)	17	(226)
At 30 June 2023 (unaudited)	(1,723)	2,998	52	(803)	13	537
At 1 January 2024	(1,723)	2,998	6	(754)	5	532
Net exchange adjustments offset in reserves	-	-	-	21	-	21
Net loss on net investment hedge	-	-	-	(8)	-	(8)
Net gain on cash flow hedge1	-	-	5	-	-	5
Cost of hedging	-	-	-	-	(2)	(2)
Total comprehensive income for the period	-	-	5	13	(2)	16
At 30 June 2024 (unaudited)	(1,723)	2,998	11	(741)	3	548

1. £5m net gain on cash flow hedge (2023: £49m net gain) includes £36m loss (2023: £nil gain/loss) from the effective portion of changes in fair value offset by reclassification to the income statement of £41m loss (2023: £49m gain) due to changes in foreign exchange rates.

Consolidated Cash Flow Statement

	Note	Unaudited 6 months to 30 June 2024 £m	Unaudited 6 months to 30 June 2023 £m
Cash flows from operating activities
Operating profit		321	304
Adjustments for:
- Depreciation and impairment of property, plant and equipment		78	75
- Depreciation and impairment of leased assets		63	60
- Amortisation and impairment of intangible assets (excluding computer software)		87	87
- Amortisation and impairment of computer software		12	12
- Other non-cash items		13	18
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
- Inventories		5	(15)
- Contract costs		(5)	(5)
- Trade and other receivables		(70)	(55)
- Trade and other payables and provisions		(62)	23
Interest received		19	8
Interest paid1		(123)	(122)
Income tax paid	5	(31)	(58)
Net cash flows from operating activities		307	332
Cash flows from investing activities
Purchase of property, plant and equipment		(84)	(81)
Purchase of intangible fixed assets		(21)	(21)
Proceeds from sale of property, plant and equipment		1	2
Acquisition of companies and businesses, net of cash acquired	7	(76)	(175)
Net cash flows from investing activities		(180)	(275)
Cash flows from financing activities
Dividends paid to equity shareholders	6	(149)	(131)
Capital element of lease payments		(72)	(82)
Cash outflow on settlement of debt-related foreign exchange forward contracts		(6)	(3)
Debt repayments		(4)	-
Net cash flows from financing activities		(231)	(216)
Net decrease in cash and cash equivalents		(104)	(159)
Cash and cash equivalents at beginning of period		832	879
Exchange loss on cash and cash equivalents		(12)	(22)
Cash and cash equivalents at end of the financial period		716	698

1. Interest paid includes the interest element of lease payments of £12m (2023: £12m).

Explanatory notes to the unaudited interim financial statements

1. General information

The Company is a public limited company incorporated in England and Wales and domiciled in the UK with listings on the London Stock Exchange and the New York Stock Exchange. The address of its registered office is Rentokil Initial plc, Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY.

The consolidated half-yearly financial information for the half-year to 30 June 2024 was approved on 24 July 2024 for issue on 25 July 2024.

On page 87 and 88 of the 2023 Annual Report we set out the Group's approach to risk management and on pages 89 to 93 we define the principal risks that are most relevant to the Group. These risks are described in detail and have mitigating actions assigned to each of them. In our view the principal risks remain unchanged from those indicated in the Annual Report 2023. A summary of the risks is laid out in the table below:

Principal risk	Summary of risk
Failure to integrate acquisitions and execute disposals from continuing business
The Group has a strategy that includes growth by acquisition, and has acquired 23 businesses in H1 2024. These companies need to be integrated quickly and efficiently to minimise potential impact on the acquired business and the existing business.

Failure to develop products and services that are tailored and relevant to local markets and market conditions
The Group operates across markets that are at different stages in the economic cycle, at varying stages of market development and have different levels of market attractiveness. We must be sufficiently agile to develop and deliver products and services that meet local market needs which allows us to meet our growth objectives and stay ahead in a highly competitive industry.

Failure to grow our business profitably in a changing macro-economic environment	The Group's two core categories (Pest Control and Hygiene & Wellbeing) operate in a global macro-economic environment that is subject to uncertainty and volatility.
Failure to mitigate against financial market risks	Our business is exposed to foreign exchange risk, interest rate risk, liquidity risk, counterparty risk and settlement risk.
Breaches of laws or regulations (including tax, competition and anti-trust laws)	As a responsible company we aim to comply with all laws and regulations that apply to our businesses across the globe.
Failure to ensure business continuity in case of a material incident	The Group needs to have resilience to ensure business can continue if impacted by external events, e.g. cyber attack, hurricane or terrorism.
Fraud, financial crime and loss or unintended release of personal data
Collusion between individuals, both internal and external, could result in fraud if internal controls are not in place and working effectively. The business holds personal data on colleagues, some customers and suppliers; unintended loss or release of such data may result in sanctions, fines and reputational risk.

Safety, health and the environment (SHE)
The Group has an obligation to ensure that colleagues, customers and other stakeholders remain safe, that the working environment is not detrimental to health and that we are aware of, and minimise, any adverse impact on the environment.

Failure to deliver consistently high levels of service to the satisfaction of our customers	Our business model depends on servicing the needs of our customers in line with internal high standards and to levels agreed in contracts.

These interim financial results do not comprise statutory accounts within the meaning of Section 435 of the Companies Act 2006, and should be read in conjunction with the Annual Report 2023. Those accounts have been audited and delivered to the registrar of companies. The report of the auditor was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

For all information relating to 2023 results please refer to the Annual Report 2023 which can be accessed here: https://www.rentokil-initial.com/investors/annual-reports.aspx

2. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with IAS 34 Interim Financial Reporting as contained in UK-adopted international accounting standards. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2023 which have been prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The annual financial statements for the year ended 31 December 2023 and the condensed consolidated financial statements also comply fully with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

Going concern

The Directors have prepared Board-approved cash flow forecasts that demonstrate that the Group has sufficient liquidity to meet its obligations as they fall due for the period of at least 12 months from the date of approval of these Financial Statements.

Additionally, the Directors have assessed severe but plausible downside scenarios. The downside scenarios include i) a revenue decline of 20% against base budget for six months; ii) a 20% revenue decline for 12 months; and iii) a one-off loss in the form of a cash loss of £200m. All of these scenarios are considerably worse than the actual impact of the COVID-19 pandemic in 2020. Starting with approximately £1.4bn of headroom (excluding £0.1bn of cash subject to exchange controls) at June 2024, none of the scenarios required additional external funding above existing committed facilities. In the most severe downside scenario, a combination of a 20% revenue decline for 12 months and a one-off loss in the form of a cash loss of £200m, the minimum headroom modelled was approximately £0.7bn (excluding £0.1bn of cash subject to exchange controls) before the inclusion of mitigating actions (adjusting the level of M&A activity, and/or dividends paid) which are all within the Group's control and were used during the COVID-19 pandemic.

The Directors have therefore concluded that the Group will have sufficient liquidity to continue to meet its liabilities as they fall due for this period and therefore have prepared the Consolidated Financial Statements on a going concern basis.

3. Accounting policies

The Group makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and revisions to estimates are recognised prospectively. Sensitivities to the estimates and assumptions are provided, where relevant, in the notes to the financial statements.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below:

●	Termite damage claim provisions
Further detail can be found in the Annual Report 2023.

Significant seasonal or cyclical variations in the Group's total revenues are not experienced during the financial year.

Changes in accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group's consolidated financial statements as at and for the year ended 31 December 2023. The changes in accounting policies are also expected to be reflected in the Group's consolidated financial statements as at and for the year ending 31 December 2024.

A number of new standards are effective from 1 January 2024 but they do not have a material effect on the Group's financial statements.

The Group has adopted the following amendments to standards with effect from 1 January 2024:

●	Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants - Amendments to IAS 1
●	Lease liability in sale and leaseback - Amendments to IFRS 16
●	Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7.
These standards have had no material impact on the financial position or performance of the Group. Consequently, no adjustment has been made to the comparative financial information. The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

4. Segmental information

Segment reporting

Segmental information has been presented in accordance with IFRS 8 Operating Segments below. The Group's operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (the Chief Executive). Each region is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group's Executive Leadership Team responsible for the review of Group performance. The businesses within each operating segment operate in a number of different countries and sell services across three business segments.

The LATAM region is combined with Europe in the Group's segment reporting. It is the Group's smallest region and not considered reportable under the quantitative thresholds in IFRS 8. It is combined with Europe as they are similar with respect to economic characteristics, the nature of services provided, the type of customers, methods used to provide services, and language and cultural similarities.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis presented below. Restructuring costs, one-off and adjusting items, amortisation and impairment of intangible assets (excluding computer software), and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.

Revenue and profit from continuing operations

	Revenue 30 June 2024 £m	Revenue 30 June 2023 £m	Operating profit 30 June 2024 £m	Operating profit 30 June 2023 £m
North America
Pest Control	1,585	1,609	295	302
Hygiene & Wellbeing	47	45	9	4
	1,632	1,654	304	306
Europe (incl LATAM)
Pest Control	264	252	60	57
Hygiene & Wellbeing	173	169	24	22
France Workwear	114	108	20	18
	551	529	104	97
UK & Sub-Saharan Africa
Pest Control	101	97	26	26
Hygiene & Wellbeing	112	93	23	20
	213	190	49	46
Asia & MENAT
Pest Control	128	123	17	18
Hygiene & Wellbeing	44	45	5	5
	172	168	22	23
Pacific
Pest Control	68	63	12	12
Hygiene & Wellbeing	64	62	17	17
	132	125	29	29
Central and regional overheads	6	5	(61)	(58)
Restructuring costs	-	-	(2)	(6)
Revenue and Adjusted Operating Profit	2,706	2,671	445	437
One-off and adjusting items			(37)	(46)
Amortisation and impairment of intangible assets1			(87)	(87)
Operating profit			321	304

1. Excluding computer software.

Analysis of revenue by type

	30 June 2024 £m	30 June 2023 £m
Recognised over time
Contract service revenue	1,945	1,918
Recognised at a point in time
Job work	562	541
Sales of goods	199	212
Total	2,706	2,671

Other segment items included in the consolidated income statement are as follows:

	Amortisation and impairment of intangibles 1 30 June 2024 £m	Amortisation and impairment of intangibles 130 June 2023 £m
North America	59	58
Europe (incl. LATAM)	12	13
UK & Sub-Saharan Africa	3	4
Asia & MENAT	5	5
Pacific	4	3
Central and regional	4	4
Total	87	87

1. Excluding computer software.

5. Income tax expense

Analysis of charge in the period:

	6 months to 30 June 2024 £m	6 months to 30 June 2023 £m
UK corporation tax at 25% (2023: 23.5%)	4	2
Overseas taxation	46	44
Adjustment in respect of previous periods	6	(2)
Total current tax	56	44
Deferred tax expense	8	13
Adjustment in respect of previous periods	(7)	(2)
Total deferred tax	1	11
Total income tax expense	57	55

The tax charge for the period has been calculated by applying the effective tax rate which is expected to apply to the Group for the year ended 31 December 2024 using rates substantively enacted by 30 June 2024. A separate effective income tax rate has been calculated for each jurisdiction in which the Group operates, applied to the pre-tax profits for the interim period.

The reported tax rate for the period was 22.5% (June 2023: 22.9%). The Group's Adjusted Effective Tax Rate (ETR) before amortisation of intangible assets (excluding computer software), one-off items and the net interest adjustments for the period was 23.5% (June 2023: 23.4%). This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (June 2023: 25.0%).

Total uncertain tax positions (including interest thereon) amounted to £43m as at 30 June 2024 (December 2023: £41m). Included within this amount is £5m (December 2023: £5m) in respect of interest arising on tax provisions, which is included within other payables.

Total tax payments for the period amounted to £31m (June 2023: £58m), a decrease of £27m.

On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023 ("Pillar 2"). Various other jurisdictions the Group operates in have also substantively enacted legislation or are intending to bring in legislation to implement Pillar 2 and domestic top-up taxes. The expectation is that there will be minimal variations between the UK legislation and other countries' legislation as all are based on the same OECD Pillar 2 model rules. The Group is in scope of the substantively enacted legislation and has performed an assessment of the potential exposure to Pillar 2 income taxes for financial year ended 31 December 2024, mainly focusing on the transitional country-by-country reporting safe harbours under the UK legislation which apply until 2026. Based on this assessment, the majority of the jurisdictions in which the Group operates are expected to meet the conditions for the transitional safe harbour provisions and would not require full Pillar 2 calculations, nor would a top-up tax charge be levied. The Pillar 2 effective tax rates in most of the jurisdictions in which the Group operates are above 15% (calculated under the safe harbour provisions). However, there are a limited number of jurisdictions where the transitional safe harbour relief is not expected to apply and the Pillar 2 effective tax rate is close to 15%. Within the assessment, the aggregate of the estimated top-up tax charge for those countries is expected to be less than £1m. The Group continues to monitor developments in the implementation of the Pillar 2 rules in the UK and other relevant jurisdictions.

The movement on the deferred income tax account is as follows:

	6 months to 30 June 2024 £m	6 months to 30 June 2023 £m
At 1 January	(474)	(468)
Exchange differences	(1)	24
Acquisition of companies and businesses	(8)	(7)
(Charged) to the income statement	(1)	(11)
(Charged)/credited to other comprehensive income	(1)	1
(Charged)/credited to equity	(1)	4
At 30 June	(486)	(457)
Deferred taxation has been presented on the balance sheet as follows:
Deferred tax asset within non-current assets	48	46
Deferred tax liability within non-current liabilities	(534)	(503)
	(486)	(457)

A deferred tax asset of £42m has been recognised in respect of losses (December 2023: £38m), of which £32m (December 2023: £28m) relates to UK losses carried forward at 30 June 2024. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, progressively risk weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. A deferred tax asset is now recognised on nearly all UK tax losses as at 30 June 2024 as it is considered probable that future taxable profits will be available against which the tax losses can be offset.

At the balance sheet date the Group had tax losses of £137m (December 2023: £169m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses.

6. Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when paid.

	6 months to 30 June 2024 £m	6 months to 30 June 2023 £m
2022 final dividend paid - 5.15p per share	-	131
2023 final dividend paid - 5.93p per share	149	-
Total	149	131

The directors have declared an interim dividend of 3.16p per share amounting to £80m payable on 16 September 2024 to shareholders on the register at close of business on 9 August 2024. The last day for DRIP elections is 23 August 2024. The Company has a progressive dividend policy and will consider the level of growth for 2024 based on the year-end results. These interim financial statements do not reflect this dividend payable.

7. Business combinations

During the period the Group purchased 100% of the share capital or trade and assets of 23 companies and businesses (2023: 24). An overview of the acquisitions in the year can be found on page 9 under the 'Continued strength of bolt-on M&A' heading. The Group acquires companies and businesses as part of its growth strategy.

The total consideration in respect of these acquisitions was £112m (2023: £202m).

Details of goodwill and the fair value of net assets acquired in the period are as follows:

	6 months to 30 June 2024 £m	6 months to 30 June 2023 £m
Purchase consideration
- Cash paid	58	161
- Deferred and contingent consideration	54	41
Total purchase consideration	112	202
Fair value of net assets acquired	40	58
Goodwill from current-period acquisitions	72	144

Goodwill represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools and back office synergies.

Deferred consideration of £29m and contingent consideration of £25m are payable in respect of the above acquisitions (2023: £8m and £33m respectively). Contingent consideration is payable based on a variety of conditions including revenue and profit targets being met. During the period and the comparative period there were no releases of contingent consideration liabilities not paid.

The provisional fair values1 of assets and liabilities arising from acquisitions in the period are as follows:

	6 months to 30 June 2024 £m	6 months to 30 June 2023 £m
Non-current assets
- Intangible assets2	45	47
- Property, plant and equipment	5	11
Current assets	12	19
Current liabilities	(8)	(10)
Non-current liabilities	(14)	(9)
Net assets acquired	40	58

1. The provisional fair values will be finalised within 12 months of the dates of acquisition.

2. Includes £41m (2023: £39m) of customer lists and £4m (2023: £8m) of other intangibles.

Acquired receivables are disclosed at fair value and represent the best estimate of the contractual cash flows expected to be collected.

From the dates of acquisition to 30 June 2024, these acquisitions contributed £16m to revenue and £1m to operating profit (2023: £28m and £6m respectively). If the acquisitions had occurred on 1 January 2024, the revenue and operating profit of the Group would have amounted to £2,728m and £323m respectively (2023: £2,686m and £307m respectively).

The Group paid £19m in respect of deferred and contingent consideration for current and prior year acquisitions (2023: £21m), resulting in the total cash outflow in the period from current and past period acquisitions, net of £1m (2023: £7m) cash acquired, of £76m (2023: £175m).

8. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired business at the date of acquisition. It is recognised as an intangible asset. Goodwill arising on the acquisition of an associate is included in investments in associates.

Goodwill is carried at cost less accumulated impairment losses and is tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to cash-generating units (CGUs) identified according to country of operation and reportable business unit. The way in which CGUs are identified has not changed from prior periods. Newly acquired entities might be a single CGU until such time that they can be integrated. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections and fair value less costs to sell if appropriate. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group's normal planning process. Cash flows for years two to five use management's expectation of sales growth, operating costs and margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates. The effect of climate change has been considered in the cash flows.

An assessment has been performed for all material CGUs at the half year to identify any possible indicators of impairment. The assessment included a review of internal and external factors that have the potential to significantly reduce the CGU value. The indicator assessment resulted in one CGU showing possible indicators of impairment, and as a result a full impairment assessment was undertaken for that CGU. The impairment assessment identified an impairment of £1m.

9. Net debt

Reconciliation of net change in cash and cash equivalents to net debt:

	At 30 June 2024 £m	At 31 December 2023 £m
Current
Cash and cash equivalents in the Consolidated Balance Sheet	1,557	1,562
Other investments	1	1
Fair value of debt-related derivatives	(26)	(18)
Bank and other short-term borrowings¹	(1,199)	(1,134)
Lease liabilities	(133)	(127)
	200	284
Non-current
Fair value of debt-related derivatives	(3)	41
Bank and other long-term borrowings²	(3,104)	(3,153)
Lease liabilities	(315)	(318)
	(3,422)	(3,430)
Total net debt	(3,222)	(3,146)

1. Bank and other short-term borrowings consists of £339m bond debt (2023: £347m), £841m overdraft (2023: £730m), £14m overseas loans (2023: £17m) and £5m bond accruals (2023: £40m).

2. Bank and other long-term borrowings consists of £2,545m bond debt (2023: £2,596m) and £559m loans (2023: £557m).

Fair value is equal to carrying value for all elements of net debt with the exception of bond debt which has a carrying value of £2,884m (December 2023: £2,943m) and a fair value of £2,835m (December 2023: £2,959m). No further disclosures are required by IFRS 7.29(a).

Cash at bank and in hand includes £15m (December 2023: £15m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

10. Derivative financial instruments

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1 -	unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 -	inputs other than quoted prices that are observable for the asset or liability either directly as prices or indirectly through modelling based on prices; and
Level 3 -	inputs for the asset or liability that are not based on observable market data.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using WACC

	Fair value assets 30 June 202 4£m	Fair value assets 31 December 2023 £m	Fair value liabilities 30 June 2024 £m	Fair value liabilities 31 December 2023 £m
Interest rate swaps (level 2):
- non-hedge	-	-	(1)	(1)
- cash flow hedge	2	37	(45)	(27)
- net investment hedge	42	24	(28)	(11)
Foreign exchange swaps (level 2):
- non-hedge	1	1	-	-
	45	62	(74)	(39)
Analysed as follows:
Current portion	6	5	(32)	(23)
Non-current portion	39	57	(42)	(16)
Derivative financial instruments	45	62	(74)	(39)

Contingent consideration (including put option liability) (level 3)1			(85)	(76)
Analysed as follows:
Current portion			(40)	(36)
Non-current portion			(45)	(40)
Other payables (non-current)			(85)	(76)

1. Contingent consideration includes put option liability of £32m (December 2023: £32m).

Certain interest rate swaps have been bifurcated to manage different foreign exchange risks. The interest rate swaps are shown on the balance sheet as net derivative assets of £28m (December 2023: £71m) and net derivative liabilities £56m (December 2023: £48m).

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction) there is not considered to be any change in input that would have a material impact on the contingent consideration liability.

	Contingent consideration 30 June 2024 £m	Contingent consideration 30 June 2023 £m
At 1 January	76	70
Exchange differences	(1)	(2)
Acquisitions	25	33
Payments	(15)	(15)
Revaluation of put option through equity	-	(3)
	85	83

Fair value is equal to carrying value for all other trade and other payables.

11. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group's bank debt comprises:

	Facility amountat 30 June 2024 £m	Drawn at period end at 30 June 2024 £m	Headroom at 30 June 2024 £m	Interest rate at period end at 30 June 2024%
Non-current
$700m term loan due October 2025	554	554	-	5.94
$1.0bn RCF due October 2028	791	-	791	0.14

	Facility amount at 31 December 2023 £m	Drawn at period end at 31 December 2023 £m	Headroom at 31 December 2023 £m	Interest rate at period end at 31 December 2023%
Non-current
$700m term loan due October 2025	550	550	-	5.94
$1.0bn RCF due October 2028	785	-	785	0.14

The Group has a committed $1.0bn revolving credit facility (RCF) which is available for cash drawings up to $1.0bn. The maturity date is October 2028. As at 30 June 2024 the facility was undrawn (2023: undrawn).

Medium-term notes and bond debt comprises:

	Bond interest coupon 2024	Effective hedged interest rate 2024
Current
€400m bond due November 2024	Fixed 0.950%	Fixed 3.02%
Non-current
€500m bond due May 2026	Fixed 0.875%	Fixed 2.71%
€850m bond due June 2027	Fixed 3.875%	Fixed 4.94%
€600m bond due October 2028	Fixed 0.500%	Fixed 2.16%
€600m bond due June 2030	Fixed 4.375%	Fixed 4.50%
£400m bond due June 2032	Fixed 5.000%	Fixed 5.21%
Average cost of bond debt at period-end rates		3.85%

The effective hedged interest rate reflects the interest rate payable after the impact of interest due from cross-currency swaps. The Group's hedging strategy is to hold foreign currency debt in proportion to foreign currency profit and cash flows, which are mainly in euro and US dollar. As a result, the Group has swapped a portion of the bonds it has issued into US dollars, thus increasing the effective hedged interest rate.

The Group has no significant concentration of credit risk. At 30 June 2024 the Group had a total of £17m of cash held on bank accounts with banks rated below A- by S&P (30 June 2023: £23m). The highest concentration with any single bank rated below A- was £2m (30 June 2023: £4m).

The Group considers the fair value of other current liabilities to be equal to the carrying value.

12. Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental, and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability.

	Termite damage claims £m	Selfinsurance £m	Environmental £m	Other £m	Total £m
At 31 December 2023	260	164	16	11	451

At 1 January 2024	260	164	16	11	451
Exchange differences	2	-	-	-	2
Additional provisions	3	34	1	3	41
Used during the period	(33)	(30)	(1)	(4)	(68)
Unused amounts reversed	(3)	-	(1)	(1)	(5)
Unwinding of discount on provisions	4	-	-	-	4
At 30 June 2024	233	168	15	9	425

	At 30 June 2024 Total £m	At 31 December 2023 Total £m
Analysed as follows:
Non-current	357	357
Current	68	94
Total	425	451

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical and forecast information), customer churn rates and discount rates. These provisions are expected to be substantially utilised within the next 17 years at a declining rate. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisers) and as such the value of the provision is also likely to change.

The sensitivity of the liability balance to changes in the inputs is illustrated as follows:

●
Discount rate - The exposure to termite damage claims is largely based within the United States, therefore measurement is based on a seven-year US bond risk-free rate. During 2024, interest rates (and therefore discount rates) have moved up and are close to their highest level in over a decade. Rates could move in either direction and management has modelled that an increase/decrease of 5% in yields (would decrease/increase the provision by £2m (2023: £3m). Over the 6 months to 30 June 2024, seven-year risk-free rate yields have increased c.14% from 3.88% to 4.42%.

●
Claim value - Claim value forecasts have been based on the latest available historical settled Terminix claims. Claims values are dependent on a range of inputs including labour cost, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has determined the historical time period for each material category of claim, between three months and one year, to determine an estimate for costs per claim. Recent fluctuations in input prices (e.g. timber prices) means that there is potential for volatility in claim values and therefore future material changes in provisions. Management has modelled that an increase/decrease of 5% in claim values would increase/decrease the provision by c.£9m (2023: £15m). Over the 6 months to 30 June 2024, as a result of accelerating the clear down of legacy longstanding claims and other macroeconomic factors, in-year costs per claim rose by c.11% (2023: 32%).

●
Claim rate - Management has estimated claim rates based on statistical historical incurred claims. Data has been captured and analysed by a third-party agency, to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group's control and may depend on litigation trends within the US, and other external factors such as how often customers move property and how well they maintain those properties. This causes estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in overall claim rates would increase/decrease the provision by c.£10m (2023: £15m), accordingly. Over the 6 months to 30 June 2024, claim rates fell by c.20% (2023: 7%).

●
Customer churn rate - If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed by a third-party agency, to establish incidence curves for customer churn, and forward looking assumptions have been made based on these curves. Changes in churn rates are subject to macroeconomic factors and to the performance of the Group. A 1% movement in customer churn rates, up or down, would change the provision by c.£8m up or down (2023: £11m), accordingly. On average over the last 10 years to December 2023 churn rates have moved by +/- c.1.8% per annum.

Self-insurance

The Group purchases external insurance from a portfolio of international insurers for its key insurable risks, mainly employee-related risks. Self-insured deductibles within these insurance policies have changed over time due to external market conditions and scale of operations. These provisions represent obligations for open claims and are estimated based on actuarial/management's assessment at the balance sheet date. The Group expects to continue self-insuring the same level of risks and estimates that all pending claims should settle within the next five years.

Environmental

The Group owns, or formerly owned, a number of properties in Europe and the US where environmental contamination is being managed. These issues tend to be complex to determine and resolve and may be material, although it is often not possible to accurately predict future costs of management or remediation reliably. Provisions are held where liability is probable and costs can be reliably estimated. Contingent liabilities exist where the conditions for recognising a provision under IAS 37 have not been met. The Group monitors such properties to determine whether further provisions are necessary. The provisions that have been recognised are expected to be substantially utilised within the next five years.

Other

Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating to onerous contracts and property dilapidations settlements. Existing provisions are expected to be substantially utilised within the next five years.

13. Post balance sheet events

There have been no significant post balance sheet events affecting the Group since 30 June 2024.

14. Use of Non-IFRS Measures

The Group uses a number of non-IFRS measures to present the financial performance of the business. These are not measures as defined under IFRS, but management believe that these measures provide valuable additional information for users of the Financial Statements, in order to better understand the underlying trading performance in the year from activities that will contribute to future performance. The Group's internal strategic planning process is also based on these measures and they are used for management incentive purposes. They should be viewed as complements to, and not replacements for, the comparable IFRS measures. Other companies may use similarly labelled measures which are calculated differently to the way the Group calculates them, which limits their usefulness as comparative measures. Accordingly, investors should not place undue reliance on these non-IFRS measures.

The following sets out an explanation and the reconciliation to the nearest IFRS measure for each non-IFRS measure.

Constant exchange rates (CER)

Given the international nature of the Group's operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into sterling (the presentation currency of the Group). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates. CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year. It is used to give management and other users of the accounts clearer comparability of underlying trading performance against the prior period by removing the effects of changes in foreign exchange rates. The major exchange rates used to calculate CER in 2024 are £/$ 1.2441 and £/€ 1.1503. Comparisons are to the six months ended 30 June 2023 (H1 2023) unless otherwise stated.

Organic Revenue Growth

Acquisitions are a core part of the Group's growth strategy. The Organic Revenue Growth measures (absolute and percentage) are used to help investors and management understand the underlying performance of the business, by identifying Organic Revenue Growth separately from the impact of Acquired Revenue. This approach isolates changes in performance of the Group that take place under the Company's stewardship, and thereby reflects the potential benefits and risks associated with owning and managing a professional services business.

Organic Revenue Growth is calculated based on year-over-year revenue growth at CER to eliminate the effects of movements in foreign exchange rates.

Acquired Revenue represents a 12-month estimate of the increase in Group revenue from each business acquired. Acquired Revenue is calculated as: a) the revenue from the acquisition date to the year end in the year of acquisition in line with IFRS 3; and b) the pre-acquisition revenues from 1 January up to the acquisition date in the year of acquisition. The pre-acquisition revenue is based on the previously reported revenues of the acquired entity and is considered to be an estimate.

In the year a business is acquired, all of its revenue reported under a) above is classified as non-organic growth. In the subsequent first full financial year after acquisition, Organic Revenue Growth is calculated for each acquisition as the reported revenue less Acquired Revenue.

At a Group level, calculating Organic Revenue Growth therefore involves isolating and excluding from the total year-over-year revenue change: i) the impacts from foreign exchange rate changes, ii) the growth in revenues that have resulted from completed acquisitions in the current period, and iii) the estimate of pre-acquisition revenues from each business acquired. The sum of ii) and iii) is equal to the total Acquired Revenues for all acquisitions. The calculated Organic Revenue is expressed as a percentage of prior year revenue. Prior year revenue is not 'pro-forma' adjusted in the calculation, as any such estimated adjustments would have an immaterial impact.

If an acquisition is considered to be a material transaction, such as the Terminix acquisition in October 2022, the above calculation is amended in order to give a 'pro-forma' view of any Organic Revenue Growth for the full financial year in the year of acquisition, as if the acquisition had been part of the Group from the beginning of the prior year. The pro-forma calculation is completed using pre-acquisition revenues to normalise current and prior periods as shown in the table below. These revenue normalisations are considered estimates, and ensure that the potentially larger Organic Revenue Growth is measured over a denominator that includes the material acquisition. The same adjustments are made to our North America and Pest Control segment revenues for 2022 and 2023 as a result of the material Terminix acquisition.

While management believes that the methodology used in the calculation of Organic Revenue is representative of the performance of the Group, the calculations may not be comparable to similarly labelled measures presented by other publicly traded companies in similar or other industries.

	NorthAmerica £m	Europe (incl.LATAM) £m	UK &Sub-Saharan Africa £m	Asia & MENAT £m	Pacific £m	Central and regional £m	Total £m
2023 Revenue	1,654	529	190	168	125	5	2,671
2023 Exchange differences	(11)	(4)	(1)	(3)	(2)	-	(21)
2023 Revenue (at 2023 CER)	1,643	525	189	165	123	5	2,650
2023 Revenue from closed business1	(14)	-	-	-	-	-	(14)
Normalised 2023 Revenue (at 2023 CER) - base for Organic Revenue Growth percentage	1,629	525	189	165	123	5	2,636
Revenue from 2024 acquisitions (at 2023 CER)²	1	2	10	3	1	-	17
Revenue from 2023 acquisitions (at 2023 CER)³	11	4	5	2	7	-	29
Organic Revenue Growth 2024 (at 2023 CER)4	21	31	9	8	4	1	74
2024 Exchange differences	(30)	(11)	-	(6)	(3)	-	(50)
2024 Revenue (at AER)	1,632	551	213	172	132	6	2,706
Organic Revenue Growth %	1.3%	5.8%	5.1%	4.7%	4.1%	8.0%	2.8%

1. The adjustment removes revenue from 1 April 2023 to 30 June 2023 from the Paragon distribution business, closed with effect from 1 April 2024.

2. Revenue from completed acquisitions in the current period.

3. Estimate of revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group's ownership.

4. Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group as at 30 June 2023.

	NorthAmerica £m	Europe (incl.LATAM) £m	UK &Sub-Saharan Africa £m	Asia &MENAT £m	Pacific £m	Central and regional £m	Total £m
2022 Revenue	693	434	179	152	109	5	1,572
Adjustment for Terminix pre-acquisition 2022 Revenue¹	796	13	-	-	-	-	809
Normalised 2022 Revenue	1,489	447	179	152	109	5	2,381
2022 Exchange differences	67	6	-	3	1	-	77
Normalised 2022 Revenue (at 2022 CER) - base for Organic Revenue Growth percentage	1,556	453	179	155	110	5	2,458
Revenue from 2023 acquisitions (at 2022 CER)²	13	2	5	2	6	-	28
Revenue from 2022 acquisitions (at 2022 CER)³	15	24	-	6	4	-	49
Organic Revenue Growth 2023 (at 2022 CER)4	62	43	8	10	8	-	131
2023 Exchange differences	8	7	(2)	(5)	(3)	-	5
2023 Revenue (at AER)	1,654	529	190	168	125	5	2,671
Organic Revenue Growth %	4.1%	9.8%	3.9%	6.5%	7.3%	(2.1)%	5.4%

1. The adjustment brings in 2023 pre-acquisition revenue back to the first day of the prior financial period for the acquired Terminix entities.

2. Revenue from completed acquisitions in the current period.

3. Estimate of revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group's ownership.

4. Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group as at 30 June 2022.

Adjusted expenses and profit measures

Adjusted expenses and profit measures are used to give investors and management a further understanding of the underlying profitability of the business over time by stripping out income and expenses that can distort results due to their size and nature. Adjusted profit measures are calculated by adding the following items back to the equivalent IFRS profit measure:

● amortisation and impairment of intangible assets (excluding computer software);

● one-off and adjusting items; and

● net interest adjustments.

Intangible assets (such as customer lists and brands) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. Capitalisation of innovation-related development costs will also vary from year to year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories (see table on page 23).

One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses, gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy environmental liabilities, and payments or receipts as a result of legal disputes. An analysis of one-off and adjusting items is set out below.

Net interest adjustments are other non-cash or one-off accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as amortisation of discount on legacy provisions and gains and losses on hedge accounting.

Adjusted expenses are one-off and adjusting items, and Adjusted Interest. Adjusted profit measures used are Adjusted Operating Profit, Adjusted Profit Before and After Tax, and Adjusted EBITDA. Adjusted Earnings Per Share is also reported, derived from Adjusted Profit After Tax.

One-off and adjusting items

One-off and adjusting items is a charge of £37m (2023: £46m) which mainly relates to acquisition and integration costs, £31m of which relates to the Terminix acquisition (2023: £35m).

Adjusted Interest

Adjusted Interest is calculated by adjusting the reported finance income and costs by net interest adjustments (amortisation of discount on legacy provisions and foreign exchange and hedge accounting ineffectiveness).

	6 months to 30 June 2024 £m	6 months to 30 June 2023 £m
Finance cost	96	88
Finance income	(24)	(17)
Add back:
Amortisation on discount of legacy provisions	(4)	-
Foreign exchange and hedge accounting ineffectiveness	(2)	(4)
Adjusted Interest	66	67

Adjusted Operating Profit

Adjusted Operating Profit is calculated by adding back one-off and adjusting items, and amortisation and impairment of intangible assets to operating profit.

	6 months to 30 June 2024 £m	6 months to 30 June 2023 £m
Operating profit	321	304
Add back:
One-off and adjusting items	37	46
Amortisation and impairment of intangible assets¹	87	87
Adjusted Operating Profit (at AER)	445	437
Effect of foreign exchange	10	(3)
Adjusted Operating Profit (at CER)	455	434

1. Excluding computer software.

Adjusted Profit Before and After Tax

Adjusted Profit Before Tax is calculated by adding back net interest adjustments, one-off and adjusting items, and amortisation and impairment of intangible assets to profit before tax. Adjusted Profit After Tax is calculated by adding back net interest adjustments, one-off and adjusting items, amortisation and impairment of intangible assets, and the tax effect on these adjustments to profit after tax.

6 months to 30 June 2024
	IFRS measures £m	Net interest adjustments £m	One-off and adjusting items £m	Amortisation and impairment ofintangibles1 £m	Non-IFRS measures £m
Profit before income tax	253	6	37	87	383	Adjusted Profit Before Tax
Income tax expense	(57)	(1)	(10)	(22)	(90)	Tax on Adjusted Profit
Profit for the period	196	5	27	65	293	Adjusted Profit After Tax

6 months to 30 June 2023
	IFRS measures £m	Net interest adjustments £m	One-off and adjusting items £m	Amortisation and impairment ofintangibles1 £m	Non-IFRS measures £m
Profit before income tax	240	4	46	87	377	Adjusted Profit Before Tax
Income tax expense	(55)	(1)	(12)	(20)	(88)	Tax on Adjusted Profit
Profit for the period	185	3	34	67	289	Adjusted Profit After Tax

1. Excluding computer software.

Adjusted EBITDA

Adjusted EBITDA is calculated by adding back finance income, finance cost, share of profit from associates net of tax, income tax expense, depreciation, one-off and adjusting items, and amortisation, impairment of intangible assets and other non-cash expenses to profit for the year.

	6 months to 30 June 2024 £m	6 months to 30 June 2023 £m
Profit for the period	196	185
Add back:
Finance income	(24)	(17)
Finance cost	96	88
Share of profit from associates net of tax	(4)	(7)
Income tax expense	57	55
Depreciation	153	147
Other non-cash expenses	13	18
One-off and adjusting items	37	46
Amortisation and impairment of intangible assets¹	87	87
Adjusted EBITDA	611	602

1. Excluding computer software.

Adjusted Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year, and is explained in Note A2 to the Consolidated Financial Statements in the 2023 Annual Report. Adjusted Earnings Per Share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue and is shown below.

For Adjusted Diluted Earnings Per Share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares are explained in Note A2 to the Consolidated Financial Statements in the 2023 Annual Report.

	2024 £m	2023 £m
Profit attributable to equity holders of the Company	196	185
Add back:
Net interest adjustments	6	4
One-off and adjusting items	37	46
Amortisation and impairment of intangibles1	87	87
Tax on above items2	(33)	(33)
Adjusted profit attributable to equity holders of the Company	293	289

Weighted average number of ordinary shares in issue (million)	2,521	2,513
Adjustment for potentially dilutive shares (million)	9	14
Weighted average number of ordinary shares for diluted earnings per share (million)	2,530	2,527

Basic Adjusted Earnings Per Share	11.64p	11.47p
Diluted Adjusted Earnings Per Share	11.60p	11.41p

1. Excluding computer software.

2. The tax effect on add-backs is as follows: one-off and adjusting items £10m (2023: £12m); amortisation and impairment of intangibles £22m (2023: £20m); and, net interest adjustments £1m (2023: £1m).

Adjusted cash measures

The Group aims to generate sustainable cash flow in order to support its acquisition programme and to fund dividend payments to shareholders. Management considers that this is useful information for investors. Adjusted cash measures in use are Free Cash Flow, Adjusted Free Cash Flow, and Adjusted Free Cash Flow Conversion.

Free Cash Flow

Free Cash Flow is measured as net cash flows from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible assets, cash flows related to leased assets, cash flows related to one-off and adjusting items and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. Free Cash Flow is used by management for incentive purposes and is a measure shared with and used by investors.

A reconciliation of net cash flows from operating activities in the Consolidated Cash Flow Statement to Free Cash Flow is provided in the table below.

	6 months to 30 June 2024 £m	6 months to 30 June 2023 £m
Net cash flows from operating activities	307	332
Purchase of property, plant, equipment	(84)	(81)
Purchase of intangible assets	(21)	(21)
Capital element of lease payments and initial direct costs incurred	(72)	(81)
Proceeds from sale of property, plant, equipment and software	1	2
Cash impact of one-off and adjusting items	41	78
Free Cash Flow	172	229

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion

Adjusted Free Cash Flow Conversion is provided to demonstrate to investors the proportion of Adjusted Profit After Tax that is converted to cash. It is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through Other Comprehensive Income. Product development additions are adjusted due to their variable size and non-underlying nature. Net investment hedge cash interest through Other Comprehensive Income is adjusted because the cash relates to an item that is not recognised in Adjusted Profit After Tax.

	6 months to 30 June 2024 £m	6 months to 30 June 2023 £m
Free Cash Flow	172	229
Product development additions	5	5
Net investment hedge cash interest through Other Comprehensive Income	6	6
Adjusted Free Cash Flow (a)	183	240
Adjusted Profit After Tax (b)	293	289
Free Cash Flow conversion (a/b)	62.21%	83.00%

The nearest IFRS-based equivalent measure to Adjusted Free Cash Flow Conversion would be Cash Conversion, which is shown in the table below to provide a comparison in the calculation. Cash Conversion is calculated as net cash flows from operating activities divided by profit attributable to equity holders of the Company, expressed as a percentage. Management considers that this is useful information for investors as it gives an indication of the quality of profits, and ability of the Group to turn profits into cash flows.

	6 months to 30 June 2024 £m	6 months to 30 June 2023 £m
Net cash flows from operating activities (a)	307	332
Profit attributable to equity holders of the Company (b)	196	185
Cash Conversion (a/b)	157.00%	179.00%

Adjusted Effective Tax Rate (Adjusted ETR)

Adjusted Effective Tax Rate is used to show investors and management the rate of tax applied to the Group's Adjusted Profit Before Tax. The measure is calculated by dividing Adjusted Income Tax Expense by Adjusted Profit Before Tax, expressed as a percentage.

	6 months to 30 June 2024 £m	6 months to 30 June 2023 £m
Income tax expense	57	55
Tax adjustments on:
Amortisation and impairment of intangible assets (excluding computer software)	22	20
Net interest adjustments	1	1
One-off and adjusting items	10	12
Adjusted income tax expense (a)	90	88
Adjusted profit before tax (b)	383	377
Adjusted effective tax rate (a/b)	23.5%	23.4%

The Group's effective tax rate (ETR) for the period was 22.5% (June 2023: 22.9%). The Group's Adjusted Effective Tax Rate before amortisation of intangible assets (excluding computer software), one-off items and the net interest adjustments for the period was 23.5% (June 2023: 23.4%). This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (June 2023: 25.0%).

The Group's tax charge and Adjusted ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

15. Legal statements

The financial information for the six month period ended 30 June 2024 contained in this interim announcement has been approved by the Board on 24 July 2024 and authorised for release on 25 July 2024.

These condensed interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year 31 December 2023 were approved by the Board of Directors and authorised for release on 7 March 2024 and delivered to the Registrar of Companies. The report of the auditors on those accounts was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The directors of Rentokil Initial plc are listed in the Rentokil Initial plc Annual Report for 31 December 2023. A list of the current directors is maintained on the Rentokil Initial website: rentokil-initial.com.

Responsibility statement of the directors in respect of the 2024 interim statement

We confirm that to the best of our knowledge:

●
the condensed set of financial statements prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted in the UK (IAS 34), gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and its subsidiaries included in the consolidation as a whole as required by DTR 4.2.4R; and

●
the interim management report includes a fair review of the information required by DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year.

We have reviewed, and found that we have nothing to report in relation to the requirements of DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

By Order of the Board

Andy Ransom

Chief Executive

25 July 2024

Independent review report to Rentokil Initial plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed Rentokil Initial plc's condensed consolidated interim financial statements (the "interim financial statements") in the 2024 Interim Results of Rentokil Initial plc for the 6 month period ended 30 June 2024 (the "period").

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

The interim financial statements comprise:

●	the Consolidated Balance Sheet as at 30 June 2024;
●	the Consolidated Statement of Profit or Loss and Other Comprehensive Income for the period then ended;
●	the Consolidated Cash Flow Statement for the period then ended;
●	the Consolidated Statement of Changes in Equity for the period then ended; and
●	the Explanatory notes to the unaudited interim financial statements.
The interim financial statements included in the 2024 Interim Results of Rentokil Initial plc have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom ("ISRE (UK) 2410"). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the 2024 Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The 2024 Interim Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the 2024 Interim Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority. In preparing the 2024 Interim Results, including the interim financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the 2024 Interim Results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

Chartered Accountants

London

25 July 2024

Cautionary statement

In order, among other things, to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies; the Group's ability to attract, retain and develop key personnel to lead the Group's business; the availability of a suitably skilled and qualified labour force to maintain the Group's business; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of its third-party service providers; inflationary pressures, such as increases in wages, fuel prices and other operating costs; weakening general economic conditions, including changes in the global job market, or decreased consumer confidence or spending levels especially as they may affect demand from the Group's customers; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; extraordinary events that impact the Group's ability to service customers without interruption, including a loss of its third-party distributors; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; supply chain issues, which may result in product shortages or other disruptions to the Group's business; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes; termite damage claims and lawsuits related thereto and associated impacts on the termite provision; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security; the identification of a material weakness in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing our indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

The Company makes no guarantee that trends in the management of termite damage claims will continue. Additionally, the Company makes no guarantee that its operational improvement plans will mitigate against or reduce the number of termite damage claims (litigated and non-litigated) against the Company nor that these plans will reduce the ongoing cost to resolve such claims.

Additional information concerning these and other factors can be found in Rentokil Initial's filings with the U.S. Securities and Exchange Commission ("SEC"), which may be obtained free of charge at the SEC's website, http:// www.sec.gov, and Rentokil Initial's Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial.

This communication presents certain non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. These include revenue and measures presented at actual exchange rates ("AER" - IFRS) and constant full year 2023 exchange rates ("CER" - Non-IFRS). Non-IFRS measures presented also include Organic Revenue Growth, One-off and adjusting items, Adjusted Interest, Adjusted Operating Profit, Adjusted Profit Before and After Tax, Adjusted EBITDA, Adjusted Earnings Per Share, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion and Adjusted Effective Tax Rate. Definitions for these measures can be found in note 14 of the financial statements. The Group's internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 July 2024	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary